To:

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re:

Nouslogic Healthcare, Inc.

Offering Statement on Form 1-A

File No. 024-11398

6 May 2021

Dear Ms. Crotty,

On behalf of Nouslogic Healthcare, Inc. (The “Company”) I hereby request qualification of the above referenced offering statement effective a 10:00 AM EST on 10 May 2021, or as soon thereafter as practicable.

-	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filling, it does not foreclose the Commission from taking any action with respect to the filling;
-	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying, the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filling; and
-	The Company may not assert staff comments and / or qualifications as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

Hoang Nhu

CEO & Founder